SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM Interim Report 1 January – 30 June 2006

•	UPM’s business performance was at the level of the first quarter

•	Profitability programme’s measures materialize ahead of schedule, frontloaded costs weakened results

•	Second-quarter operating profit, excluding non-recurring items and change in the value of biological assets, was € 181 million (€ 189 million for the first quarter of 2006)

•	Non-recurring items of € 133 million and a decrease of € 102 million in the value of biological assets reduced profit before tax by € 235 million

Key figures

	Q2/2006		Q2/2005	Q1/2006 *)		Q1–Q2/2006	Q1–Q2/2005	Q1–Q4/2005
Sales, €m		2,484	2,253		2,460	4,944	4,531	9,348
EBITDA, €m 1)		398	233		386	784	620	1,428
% of sales		16.0	10.3		15.7	15.9	13.7	15.3
Operating profit, €m		-54	-7		170	116	196	318
excluding non-recurring items, €m	2)	79	-7	2)	185	264	184	558
Profit before tax, €m		-101	-50		136	35	199	257
excluding non-recurring items, €m		32	-50		151	183	98	399
Net profit for the period, €m		-103	22		99	-4	227	261
Earnings per share, €		-0.20	0.05		0.19	-0.01	0.44	0.50
excluding non-recurring items, €		0.04	-0.07		0.21	0.25	0.13	0.54
Diluted earnings per share, €		-0.20	0.05		0.19	-0.01	0.44	0.50
Return on equity, %		neg.	1.2		5.5	neg.	6.1	3.5
excluding non-recurring items, %		1.1	neg.		6.1	3.6	1.8	3.8
Return on capital employed, %		neg.	neg.		5.9	2.2	4.4	3.4
excluding non-recurring items, %		2.7	neg.		6.4	4.6	2.8	4.5
Equity to assets ratio at end of period, %		47.1	47.1		44.8	47.1	47.1	47.3
Gearing ratio at end of period, %		69	68		67	69	68	66
Shareholders’ equity per share at end of period, €		13.29	13.92		13.48	13.29	13.92	14.01
Net interest-bearing liabilities at end of period, €m		4,812	4,988		4,768	4,812	4,988	4,836
Capital employed at end of period, €m		12,037	12,784		12,516	12,037	12,784	12,650
Capital expenditure, €m		154	208		177	331	368	749
Personnel at end of period		32,918	34,899		31,305	32,918	34,899	31,522

1)	EBITDA is operating profit before depreciation, amortization and impairment charges, and excluding the change in value of biological assets, the share of results of associated companies and joint ventures and non-recurring items.
2)	Includes a decrease of € 102 million (Q1/2006: € 4 million) in the fair value of biological assets and wood harvested.

Earnings

•	Q2 of 2006 compared with Q2 of 2005

*) Last year’s labour dispute in Finland during the second quarter of 2005 had a significant negative impact on the result. Therefore the second quarter of 2006 has also been compared with the first quarter of 2006.

Sales for the second quarter of 2006 were € 2,484 million (€ 2,253 million for the second quarter of 2005). Paper deliveries were 2,692,000 tonnes (2,343,000 tonnes). Operating loss was € 54 million (loss € 7 million). Operating loss for the second quarter of 2006 includes a decrease in the fair value of biological assets and wood harvested of € 102 million (increase of € 10 million) and non-recurring charges net of € 133 million (-). The decrease in value is mainly due to an increase of half a percentage point in the discount rate to 7.5% applied in forest valuation. Also the wood harvested increased. The labour dispute had an approximately € 175 million negative impact on the second quarter of 2005.

Operating profit, excluding non-recurring items, was € 79 million (loss € 7 million). Non-recurring items consist of a provision of € 37 million from personnel expenses, an impairment charge of € 131 million, most of which is attributable to the closure of Voikkaa paper mill, a capital gain of € 41 million on the sale of Group Head Office real estate and of other restructuring charges of € 6 million.

Higher average prices in newsprint and magazine papers had a positive effect on operating profit. Increases in raw material and energy costs were largely offset by improved cost effectiveness. Converting and Wood Products Divisions reported improved operating profits. UPM’s share of the results of associated companies and joint ventures was € 8 million (loss of € 19 million). Operating profit excluding non-recurring items and the change in the value of biological assets, was € 181 million, 7.3% of sales (€ –17 million,–0.8%).

Before tax there was a loss of € 101 million (loss of € 50 million). Interest and other finance costs net were € 52 million (€ 29 million). The increase was mainly due to higher interest rates. Exchange rate and fair value gains and losses resulted in a profit of € 5 million (loss of € 15 million).

Income taxes were € 2 million (€ 72 million positive). Income taxes include a reduction of € 29 million in the deferred tax assets of Miramichi due to a decrease in the income tax rate in Canada.

The loss for the second quarter was € 103 million (profit of € 22 million) and earnings per share were € –0.20 (€ 0.05).

•	Q2 of 2006 compared with Q1 of 2006*)

Sales for the second quarter of 2006 were € 2,484 million (€ 2,460 million), an increase of 1% on the first quarter of 2006. Paper deliveries were 2,692,000 tonnes, 2% higher than during the first quarter.

Operating loss was € 54 million (profit € 170 million). Operating profit, excluding non-recurring items and the decrease in value of biological assets, was € 181 million (€ 189 million).

UPM’s share of the results of associated companies and joint ventures was € 8 million (€ 26 million). Operating profit, excluding non-recurring items and the change in the value of biological assets, was 7.3% (7.7%) of sales.

•	First six months of 2006 compared with first six months of 2005

Sales for January-June were € 4,944 million (€ 4,531 million). Paper deliveries were 5,325,000 (4,821,000) tonnes.

Operating profit was € 116 million, 2.3% of sales (196 million, 4.3%) and excluding non-recurring items € 264 million (€ 184 million). Paper prices in newsprint and magazine papers, especially in the US and offshore markets, were higher than a year ago. On the other hand, energy and raw material costs increased. The decrease in the value of biological assets was € 106 million (increase of € 20 million). UPM’s share of the results of associated companies and joint ventures was € 34 million (€ 12 million). Operating profit, excluding non-recurring items, was 5.3% of sales (4.1%).

Profit before tax was € 35 million (€ 199 million), and excluding non-recurring items € 183 million (€ 98 million). Interest and other finance costs net were € 98 million (€ 69 million). Exchange rate and fair value gains and losses resulted in a profit of € 17 million (loss of € 18 million).

Income taxes were € 39 million (€ 28 million positive) and the effective tax rate, excluding the impact of non-recurring items and change in the deferred tax assets of Miramichi, was 29% (31%).

Loss for the period was € 4 million (profit € 227 million) and earnings per share were € –0.01 (€ 0.44). Operating cash flow per share was € 0.83 (€ 0.91).

Deliveries

UPM’s paper deliveries for the first six months were 5,325,000 (4,821,000) tonnes. Magazine paper deliveries were 2,246,000 (2,130,000) tonnes, newsprint 1,314,000 (1,263,000) tonnes and fine and speciality papers 1,765,000 (1,404,000) tonnes.

Plywood production was 487,000 (482,000) cubic metres and sawn timber production 1,217,000 (1,021,000) cubic metres.

Financing

At the end of the review period, the gearing ratio was 69% (68% at 30 June 2005).

Net interest-bearing liabilities were € 4,812 million (€ 4,988).

Cash flow from operating activities, before capital expenditure and financing, was € 434 million (€ 473 million). The increase in working capital was € 80 million (increase of € 21 million).

The dividend of € 392 million for the 2005 financial year was paid on 4 April 2006.

Personnel

During the first six months of the year, UPM had an average of 31,730 employees (33,544 for this period last year). The number at the end of June was 32,918 (34,899).

Capital expenditure and restructurings

Gross capital expenditure during the first six months of the year was € 331 million (€ 368 million), 6.7% of sales (8.1%).

During the second quarter, UPM announced a € 25 million investment in bleached pulp production at Tervasaari mill, where a new bleaching line is scheduled to start up in autumn 2007. UPM will also invest € 6 million in plywood manufacturing at its Chudovo and Heinola mills.

The largest ongoing project is the € 325 million rebuild of the recovery plant at Kymi pulp mill which is scheduled for completion in the last quarter of 2008.

In Uruguay, UPM’s associated company Metsä-Botnia is constructing a pulp mill with an annual capacity of 1 million tonnes. The project is on schedule to start up during the third quarter of 2007. The governments of Uruguay and Argentina are engaged in a dispute over the environmental impacts of the mill.

In June, UPM signed an agreement to sell its Finnish building materials merchant Puukeskus Oy to the private equity investor Triton and Puukeskus’s management. UPM estimates the sale of Puukeskus Oy to result in a tax-free capital gain of around € 90 million. The sale is expected to close in the third quarter of 2006

In June, UPM sold the Group Head Office real estate for € 77 million, which generated a capital gain of € 41 million. UPM will continue to occupy the premises under a lease contract.

In April, the control over Wisapower Oy was transferred from UPM to PVO, decreasing the Group’s assets net by € 152 million from 31 December, 2005.

Profitability programme

In March, UPM announced an extensive programme to restore its profitability. The programme covers all the company’s operations and includes both streamlining of operations and closures of uncompetitive production capacity during 2006 - 2008.

During the second quarter, employee negotiations relating to the programme have been completed in Finland and France. In Finland, the agreed reduction in the number of employees is 2,557 and in France 99. Employee negotiations continue in other countries where UPM has a presence. Their timetable depends on the national legislation of the countries concerned.

As part of the programme, UPM is closing a total of 530,000 t/a of magazine paper capacity, 150,000 t/a of fine paper capacity and 115,000 t/a of sack paper capacity. Closures of the Voikkaa paper mill and Kymi PM 7 fine paper machine took place ahead of the original schedule at the end of June.

The profitability programme is planned to result in a reduction of approximately 3,600 persons in total headcount by the end of 2008. The programme is estimated to result in an annual cost saving of approximately € 200 million.

Shares

UPM shares worth € 9,259 million were traded on the Helsinki Stock Exchange during the period January-June (€ 6,218 million). The highest quotation was € 20.91 in March and the lowest € 15.36 in June. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 182 million (USD 199 million).

The Annual General Meeting held on 22 March 2006 approved a proposal by the Board of Directors to buy back a minimum of 100 and a maximum of 49,825,000 own shares. The meeting authorized the Board to decide on the disposal of shares so purchased. To date, this authorization has not been utilized.

The meeting also authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, by issuing new shares and/or convertible bond loans in one or more issues. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of € 169,405,000, representing no more than 99,650,000 new shares having a book value of € 1.70 per share.

During the second quarter, no shares were subscribed by exercising outstanding share options.

The number of shares entered in the Trade Register at 30 June 2006 was 523,255,330. Through the issueance authorization and share options, the number of shares may increase to a maximum of 647,101,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Litigation

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company. The US Department of Justice, the EU authorities and the authorities in several of its Member States, Canada and certain other countries have granted UPM conditional full immunity or provided the company with written assurances that it will not be prosecuted with respect to certain conducts disclosed to the authorities.

UPM has also been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

All of the above litigation matters may last several years. No provisions have been made in relation to these investigations.

Market outlook

Demand for papers during the second half of the year is predicted to continue to be good. UPM’s objective is to retain businesses of the closed production lines. Average paper prices are forecast to be somewhat higher than last year.

Demand for converted products is also expected to continue to grow. Plywood continues to be in good demand. The markets for sawn timber are expected to improve.

The increase in the Company’s overall costs is expected to be moderate.

Divisional reviews

Magazine Papers

	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales, €m	817	771	928	726	697	743	1,588	1,440	3,094
EBITDA, €m 1)	145	113	163	155	59	130	258	189	507
% of sales	17.7	14.7	17.6	21.3	8.5	17.5	16.2	13.1	16.4
Depreciation, amortization and impairment charges, €m	-210	-97	-262	-103	-102	-99	-307	-201	-566
Operating profit, €m	-85	16	-99	35	-43	31	-69	-12	-76
% of sales	-10.4	2.1	-10.7	4.8	-6.2	4.2	-4.3	-0.8	-2.5
Non-recurring items, €m 2)	-133	—	-156	-17	—	—	-133	—	-173
Operating profit excl. non-recurring items, €m	48	16	57	52	-43	31	64	-12	97
% of sales	5.9	2.1	6.1	7.2	-6.2	4.2	4.0	-0.8	3.1
Deliveries, 1,000 t	1,148	1,098	1,308	1,048	1,020	1,110	2,246	2,130	4,486

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2006 include personnel charges of € 20 million relating to the profitability programme and impairment charges of € 113 million relating to the closure of the Voikkaa paper mill. Non-recurring items in 2005: impairment charge of € 151 million for Miramichi and € 5 million in non-recurring depreciation at Augsburg (4th quarter), and € 17 million provision for pension costs at Miramichi (3rd quarter).

•	Q2 of 2006 compared with Q2 of 2005

Operating profit, excluding non-recurring items, for Magazine papers was € 48 million (€ –43 million), and up by € 32 million compared with the first quarter. Sales for the second quarter were € 817 million (€ 697 million). Paper deliveries were 1,148,000 (1,020,000) tonnes.

The second quarter profitability of magazine papers improved due to higher volumes, cost savings and greater cost efficiency, but remained unsatisfactory. Average prices for magazine papers translated into euros were about 1% up compared with the corresponding period last year. The profitability programme proceeded to plan. Production at the Voikkaa mill was transferred to other mills ahead of schedule. Non-recurring charges of € 133 million relating to mill closures were included in the second quarter results. In May, Miramichi mill successfully resumed operations after a three-month shutdown.

•	January-June 2006 compared with January-June 2005

Operating profit, excluding non-recurring items, for Magazine papers was € 64 million (€ –12 million). Sales for the first six months were € 1,588 million (€ 1,440 million). Paper deliveries were 2,246,000 (2,130,000) tonnes. Average prices for magazine papers translated into euros were about 3% up mainly as a result of higher North American prices.

•	Markets

In Europe, demand for coated magazine paper increased by 3% and for uncoated magazine paper by 8% compared with January-June last year. In North America, demand for coated magazine paper decreased by 3% and that for uncoated magazine paper by 8%. On other markets, notably in Asia, demand for magazine papers continued to grow.

Average market prices for magazine papers in Europe during January-June remained the same as last year. In North America, average US dollar prices were about 5% higher.

Newsprint

	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales, €m	351	345	379	296	320	313	696	633	1,308
EBITDA, €m 1)	86	72	75	75	60	65	158	125	275
% of sales	24.5	20.9	19.8	25.3	18.8	20.8	22.7	19.7	21.0
Depreciation, amortization and impairment charges, €m	-47	-47	-55	-48	-48	-47	-94	-95	-198
Operating profit, €m	34	25	20	27	12	18	59	30	77
% of sales	9.7	7.2	5.3	9.1	3.8	5.8	8.5	4.7	5.9
Non-recurring items, €m 2)	-5	—	-5	—	—	—	-5	—	-5
Operating profit excl. non-recurring items, €m	39	25	25	27	12	18	64	30	82
% of sales	11.1	7.2	6.6	9.1	3.8	5.8	9.2	4.7	6.3
Deliveries, 1,000 t	660	654	736	593	631	632	1,314	1,263	2,592

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	The non-recurring cost booked for 2006 relates mainly to the profitability programme, and for 2005 is due to one-time depreciation at Augsburg.

•	Q2 of 2006 compared with Q2 of 2005

Operating profit, excluding non-recurring items, for Newsprint was € 39 million (€ 12 million). Operating profit increased from the first quarter by € 14 million. Sales for the second quarter were € 351 million (€ 320 million). Paper deliveries were 660,000 (631,000) tonnes.

Profitability of the Newsprint division benefited from higher paper prices. Average prices for newsprint and improved newsprint translated into euros were about 5% up on this period compared to last year. Recycled fibre prices were slightly lower than a year ago. Higher energy costs, however, partly mitigated the positive impact of higher paper prices. Internal measures to improve manufacturing efficiency contributed to profitability.

•	January-June 2006 compared with January-June 2005

Operating profit, excluding non-recurring items, for Newsprint was € 64 million (€ 30 million). Sales for the first six months were € 696 million (€ 633 million). Paper deliveries were 1,314,000 (1,263,000) tonnes. Average prices for standard newsprint translated into euros were almost 6% up compared with same period last year.

•	Markets

In Europe, standard and improved newsprint were in good demand, showing a 4% increase during the first six months of the year compared with the same period last year. Capacity utilization was very high. Also in the other markets, with the exception of North America, demand continued strong. Standard newsprint market prices were 5% higher on average in Europe.

Fine and Speciality Papers

	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales, €m	627	640	626	574	495	539	1,267	1,034	2,234
EBITDA, €m 1)	76	82	88	92	34	95	158	129	309
% of sales	12.1	12.8	14.1	16.0	6.9	17.6	12.5	12.5	13.8
Depreciation, amortization and impairment charges, €m	-71	-55	-68	-56	-51	-49	-126	-100	-224
Operating profit, €m	-13	27	20	36	-17	46	14	29	85
% of sales	-2.1	4.2	3.2	6.3	-3.4	8.5	1.1	2.8	3.8
Non-recurring items, €m 2)	-36	—	-8	—	—	—	-36	—	-8
Operating profit excl. non-recurring items, €m	23	27	28	36	-17	46	50	29	93
% of sales	3.7	4.2	4.5	6.3	-3.4	8.5	3.9	2.8	4.2
Deliveries, 1,000 t	884	881	863	793	684	720	1,765	1,404	3,060

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	In 2006, non-recurring items relate to profitability programme and impairment charges. In 2005, one-time depreciation was booked for the rebuild of Nordland’s paper machine.

•	Q2 of 2006 compared with Q2 of 2005

Operating profit, excluding non-recurring items, for Fine and Speciality Papers was € 23 million (€ –17 million), € 4 million less than in the first quarter. Sales were € 627 million (€ 495 million). Paper deliveries were 884,000 (684,000) tonnes.

Energy and raw material costs increased in comparison to the previous year. Average prices for fine and speciality papers translated into euros were 2% down on the same period a year ago.

•	January-June 2006 compared with January-June 2005

Operating profit, excluding non-recurring items for Fine and Speciality Papers, was € 50 million (€ 29 million). Sales were € 1,267 million (€ 1,034 million). Deliveries were 1,765,000 (1,404,000) tonnes. Average prices for fine and speciality papers translated into euros were over 2% down compared with last year’s figures.

•	Markets

In Europe, during the first half of the year, demand for coated fine papers and uncoated fine papers rose by 5% and 2% respectively, compared with the same period last year. Label and packaging papers were also in good demand. In Asia, demand for coated and uncoated fine papers remained healthy.

Market prices for coated and uncoated fine papers in Europe were about 2% lower than in the first half of the last year. In Asia, fine paper prices were similar compared with a year ago.

Converting

	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales, €m	316	323	297	343	346	361	639	707	1,347
EBITDA, €m 1)	26	28	18	22	17	32	54	49	89
% of sales	8.2	8.7	6.1	6.4	4.9	8.9	8.5	6.9	6.6
Depreciation, amortization and impairment charges, €m	-9	-9	-11	-11	-11	-12	-18	-23	-45
Operating profit, €m	17	19	8	36	6	20	36	26	70
% of sales	5.4	5.9	2.7	10.5	1.7	5.5	5.6	3.7	5.2
Non-recurring items, €m 2)	—	—	1	25	—	—	—	—	26
Operating profit excl. non-recurring items, €m	17	19	7	11	6	20	36	26	44
% of sales	5.4	5.9	2.4	3.2	1.7	5.5	5.6	3.7	3.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005 include a gain of € 26 million from the sale of Loparex.

•	Q2 of 2006 compared with Q2 of 2005

Operating profit, excluding non-recurring items, for Converting was € 17 million (€ 6 million), slightly lower compared with the first quarter. Solid performance of UPM Raflatac’s pressure-sensitive labelstock business continued: profitability was good and prices somewhat higher than a year ago. Increased energy costs, however, squeezed margins somewhat. Higher prices of oil-based raw materials and of certain other raw materials had a negative impact on the results of Walki Wisa. On the other hand, internal efficiency measures and better market conditions had a positive effect.

Second-quarter sales for the Converting division were € 316 million (€ 346 million). The sale of the Loparex Group in the third quarter last year reduced the division’s sales. UPM Raflatac’s sales increased on all markets. Order inflow of Walki Wisa was good, and sales volumes returned to a normal level.

•	January-June 2006 compared with January-June 2005

Operating profit, excluding non-recurring items for Converting was € 36 million (€ 26 million). Sales were € 639 million (€ 707 million). The sale of the Loparex Group last year reduced the division’s sales.

•	Markets

The good demand for pressure-sensitive labelstock continued in all markets. In Europe, growth in demand was strong and in North America healthy demand continued. In China, demand growth exceeded the GDP growth. Labelstock prices were somewhat higher than in the previous year. Demand for industrial wrappings improved slightly.

Wood Products

	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales, €m	378	346	331	302	343	314	724	657	1,290
EBITDA, €m 1)	33	25	22	9	26	29	58	55	86
% of sales	8.7	7.2	6.6	3.0	7.6	9.2	8.0	8.4	6.7
Depreciation, amortization and impairment charges, €m	-11	-11	-40	-11	-12	-12	-22	-24	-75
Operating profit, €m	22	4	-23	-2	14	17	26	31	6
% of sales	5.8	1.2	-6.9	-0.7	4.1	5.4	3.6	4.7	0.5
Non-recurring items, €m 2)	—	-10	-32	—	—	—	-10	—	-32
Operating profit excl. non-recurring items, €m	22	14	9	-2	14	17	36	31	38
% of sales	5.8	4.0	2.7	-0.7	4.1	5.4	5.0	4.7	2.9
Production, plywood 1,000 m3	239	248	245	189	245	237	487	482	916
Production, sawn timber 1,000 m3	581	556	592	475	455	495	1,137	950	2,017

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2006 include a loss of € 10 million from the sale of the Loulay plywood mill. Non-recurring items in 2005 include impairment charges of € 25 million relating to the Group’s Finnish sawmills and a provision of € 7 million relating mainly to restructuring of the sales network.

•	Q2 of 2006 compared with Q2 of 2005

Operating profit, excluding non-recurring items, for Wood Products was € 22 million (€ 14 million), € 8 million more than in the first quarter. Profitability of plywood was good and production capacity was in full use. Profitability of sawmilling improved and operating profit turned positive. In June, UPM announced a decision to sell its building materials merchant Puukeskus Oy. The sale is expected to take place in the third quarter of the year.

Sales were € 378 million (€ 343 million). Plywood production was 239,000 (245,000) cubic metres and sawn timber production 581,000 (455,000) cubic metres.

•	January-June 2006 compared with January-June 2005

Operating profit, excluding non-recurring items for Wood Products, was € 36 million (€ 31 million). Sales were € 724 million (€ 657 million). Plywood production was 487,000 (482,000) cubic metres and sawn timber production 1,137,000 (950,000) cubic metres.

•	Markets

During the first half of the year, birch plywood demand continued strong in all markets. Also spruce plywood markets were in good balance. Plywood prices increased on those last year. Redwood sawn timber markets improved further and prices increased. Whitewood sawn timber demand increased slightly. At the same time raw material supply, however, decreased and prices began to rise. Veneer and further processed goods markets were stable.

Other Operations

€m	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales 1)	126	140	133	111	136	137	266	273	517
EBITDA 2)	32	66	55	32	37	36	98	73	160
Depreciation, amortization and impairment charges	-8	-4	-5	-4	-7	-6	-12	-13	-22
Operating profit 3)	-37	53	2	33	40	40	16	80	115
of which
Forestry 4)	-82	20	20	17	5	22	-62	27	64
Energy Department, Finland	18	40	42	23	41	29	58	70	135
Other and eliminations	27	-7	-60	-7	-6	-11	20	-17	-84
Operating profit, excluding non-recurring items	-78	58	59	33	40	40	-20	80	172

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding the change in value of biological assets and non-recurring items.
3)	Non-recurring items in 2006 include in the second quarter the capital gain of € 41 million of the Group’s head office real estate, and in the first quarter, the donation of € 5 million to a Cultural Foundation to be established, and in 2005 a fine of € 57 million imposed by the European Commission.
4)	The second quarter of 2006 includes decrease of € 102 million in the fair value of biological assets and wood harvested.

• Q2 of 2006 compared with Q2 of 2005

Excluding non-recurring items, operating loss for Other operations was € 78 million (profit € 40 million). Sales were € 126 million (€ 136 million). The cost of wood raw material harvested from the Group’s own forests was € 26 million (€ 6 million). The decrease in the fair value of biological assets (growing trees) was € 76 million (increase of € 16 million).

Operating profit of the energy department in Finland was € 18 million (€ 41 million). Sales to third parties decreased from year ago. The hydrological situation was worse than last year. Energy prices in Nordpool were significantly higher compared with the corresponding period last year.

•	January-June 2006 compared with January-June 2005

Excluding non-recurring items, the operating loss for Other operations was € 20 million (profit € 80 million). Sales were 266 million (€ 273 million). The cost of wood raw material harvested from the Group’s own forests was € 46 million (€ 10 million). The decrease in the fair value of biological assets (growing trees) was € 60 million (increase of € 30 million).

Associated companies and joint ventures

€m	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Share of result after tax
Oy Metsä-Botnia Ab	13	14	19	13	-10	14	27	4	36
Pohjolan Voima Oy	-5	7	—	-1	-11	12	2	1	—
Other	—	5	-5	3	2	5	5	7	5
Total	8	26	14	15	-19	31	34	12	41

The first quarter of 2005 includes non-recurring income of € 12 million, and the fourth quarter charges of € 3 million, both relating to valuation of the assets of Pohjolan Voima Oy.

•	Q2 of 2006 compared with Q2 of 2005

UPM’s share of the results of associated companies and joint ventures was € 8 million (loss € 19 million).

•	January-June 2006 compared with January-June 2005

UPM’s share of the results of associated companies and joint ventures was € 34 million (€ 12 million).

The average price of Northern Bleached Softwood Kraft Pulp (NBSK) was USD 634/tonne, up by 1% on last year. The price for short-fibre (BHKP) pulp was USD 617/tonne, up 8%. The corresponding prices in euros were 517/tonne for NBSK (up 6%) and 503/tonne for BHKP (up 13%).

Deliveries and production

	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Deliveries
Magazine papers, 1,000 t	1,148	1,098	1,308	1,048	1,020	1,110	2,246	2,130	4,486
Newsprint, 1,000 t	660	654	736	593	631	632	1,314	1,263	2,592
Fine and speciality papers, 1,000 t	884	881	863	793	684	720	1,765	1,404	3,060
Converting papers, 1,000 t	—	—	—	10	8	16	—	24	34
Deliveries total	2,692	2,633	2,907	2,444	2,343	2,478	5,325	4,821	10,172

Production
Paper, 1,000 t	2,744	2,691	2,801	2,840	1,929	2,653	5,435	4,582	10,223
Plywood, 1,000 m3	239	248	245	189	245	237	487	482	916
Sawn timber, 1,000 m3	623	594	618	508	493	528	1,217	1,021	2,147
Chemical pulp, 1,000 t	498	544	539	516	237	548	1,042	785	1,840

Helsinki, 27 July 2006

UPM-Kymmene Corporation

Board of Directors

Financial information

This interim report is unaudited

Consolidated income statement

€m	Q2/2006	Q2/2005	Q1–Q2/2006	Q1–Q2/2005	Q1–Q4/2005
	(As revised)			(As revised)	(As revised)
Sales	2,484	2,253	4,944	4,531	9,348
Other operating income	67	25	108	44	117
Costs and expenses	-2,155	-2,045	-4,285	-3,955	-8,092
Change in fair value of biological assets and wood harvested	-102	10	-106	20	34
Share of results of associated companies and joint ventures	8	-19	34	12	41
Depreciation, amortization and impairment charges	-356	-231	-579	-456	-1,130
Operating profit	-54	-7	116	196	318

Gains on available-for-sale investments, net	—	1	—	90	90
Exchange rate and fair value gains and losses	5	-15	17	-18	-4
Interest and other finance costs, net	-52	-29	-98	-69	-147
Profit before tax	-101	-50	35	199	257

Income taxes	-2	72	-39	28	4
Profit for the period	-103	22	-4	227	261

Attributable to:
Equity holders of the parent company	-103	23	-4	228	263
Minority interest	—	-1	—	-1	-2
	-103	22	-4	227	261

Earnings per share for profit attributable to the equity holders of the parent company

Basic earnings per share, €	-0.20	0.05	-0.01	0.44	0.50
Diluted earnings per share, €	-0.20	0.05	-0.01	0.44	0.50

Condensed consolidated balance sheet

€m	30.06.2006	30.06.2005	31.12.2005
ASSETS
Non-current assets
Goodwill	1,514	1,510	1,514
Other intangible assets	510	544	535
Property, plant and equipment	6,742	7,591	7,316
Biological assets	1,063	1,164	1,174
Investments in associated companies and joint ventures	1,140	1,000	1,034
Deferred tax assets	307	309	352
Other non-current assets	270	494	396
	11,546	12,612	12,321

Current assets
Inventories	1,272	1,046	1,256
Trade and other receivables	1,764	1,475	1,681
Cash and cash equivalents	151	139	251
	3,187	2,660	3,188

Assets held for sale	124	259	32
Total assets	14,857	15,531	15,541

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent company
Share capital	890	889	890
Share premium reserve	826	826	826
Treasury shares	—	-3	-3
Fair value and other reserves	216	191	199
Retained earnings	5,021	5,380	5,415
	6,953	7,283	7,327
Minority interest	21	20	21
Total equity	6,974	7,303	7,348

Non-current liabilities
Deferred tax liabilities	836	915	887
Non-current interest-bearing liabilities	4,082	4,538	4,326
Other non-current liabilities	654	616	632
	5,572	6,069	5,845

Current liabilities
Current interest-bearing liabilities	981	938	976
Trade and other payables	1,286	1,170	1,372
	2,267	2,108	2,348

Liabilities related to assets held for sale	44	51	—

Total liabilities	7,883	8,228	8,193

Total equity and liabilities	14,857	15,531	15,541

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
€m	Share capital	Share issue	Share premium reserve	Treasury shares	Trans- lation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2005	891	1	745	—	-55	328	5,676	7,586	26	7,612

Transactions with equity holders
Share options exercised	12	-1	67	—	—	—	—	78	—	78
Acquisition of treasury shares	—	—	—	-151	—	—	—	-151	—	-151
Reissuance of treasury shares	—	—	—	11	—	—	—	11	—	11
Cancellation of treasury shares	-14	—	14	137	—	—	-137	—	—	—
Share-based compensation	—	—	—	—	—	4	—	4	—	4
Dividend paid	—	—	—	—	—	—	-387	-387	—	-387
Business combinations	—	—	—	—	—	—	—	—	-5	-5

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	25	—	—	25	—	25
Net investment hedge, net of tax	—	—	—	—	—	—	—	—	—	—
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	-61	—	-61	—	-61
transferred to income statement, net of tax	—	—	—	—	—	-12	—	-12	—	-12
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	-89	—	-89	—	-89
Profit for the period	—	—	—	—	—	—	228	228	-1	227

Balance at 30 June 2005	889	—	826	-3	-30	221	5,380	7,283	20	7,303

Balance at 1 January 2006	890	—	826	-3	-34	233	5,415	7,327	21	7,348

Transactions with equity holders
Share options exercised	—	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares	—	—	—	—	—	—	—	—	—	—
Reissuance of treasury shares	—	—	—	3	—	—	1	4	—	4
Cancellation of treasury shares	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	4	—	4	—	4
Dividend paid	—	—	—	—	—	—	-392	-392	—	-392
Business combinations	—	—	—	—	—	—	—	—	—	—

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	-42	—	—	-42	—	-42
Other items	—	—	—	—	—	-1	1	—	—	—
Net investment hedge, net of tax	—	—	—	—	8	—	—	8	—	8
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	39	—	39	—	39
transferred to income statement, net of tax	—	—	—	—	—	9	—	9	—	9
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	—	—	—	—	—
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	-4	-4	—	-4
Balance at 30 June 2006	890	—	826	—	-68	284	5,021	6,953	21	6,974

Condensed consolidated cash flow statement

€m	Q1–Q2/2006	Q1–Q2/2005	Q1–Q4/2005
Cash flow from operating activities
Profit for the period	-4	227	261
Adjustments, total	657	384	1,125
Change in working capital	-80	-21	-234
Cash generated from operations	573	590	1,152
Finance costs, net	-88	-70	-206
Income taxes paid	-51	-47	-93
Net cash from operating activities	434	473	853

Cash flow from investing activities
Acquisitions and share purchases	-41	-14	-33
Purchases of intangible and tangible assets	-301	-308	-690
Asset sales and other investing cash flow	91	339	565
Net cash used in investing activities	-251	17	-158

Cash flow from financing activities
Change in loans and other financial items	111	-87	-127
Share options exercised	—	78	78
Dividends paid	-392	-388	-388
Purchase of own shares	—	-139	-151
Net cash used in financing activities	-281	-536	-588

Change in cash and cash equivalents	-98	-46	107

Cash and cash equivalents at beginning of period	251	142	142
Foreign exchange effect on cash	-2	44	2
Cash and cash equivalents reported in assets held for sale	—	-1	—
Change in cash and cash equivalents	-98	-46	107
Cash and cash equivalents at end of period	151	139	251

Operating cash flow per share, €	0.83	0.91	1.63

Quarterly information

€m	Q2/06		Q1/06	Q4/05	Q3/05	Q2/05	Q1/05	Q1–Q2/06	Q1–Q2/05	Q1–Q4/05
Sales by segment
Magazine Papers		817	771	928	726	697	743	1,588	1,440	3,094
Newsprint		351	345	379	296	320	313	696	633	1,308
Fine and Speciality Papers		627	640	626	574	495	539	1,267	1,034	2,234
Converting		316	323	297	343	346	361	639	707	1,347
Wood Products		378	346	331	302	343	314	724	657	1,290
Other Operations		126	140	133	111	136	137	266	273	517
Internal sales		-131	-105	-120	-109	-84	-129	-236	-213	-442
Sales, total		2,484	2,460	2,574	2,243	2,253	2,278	4,944	4,531	9,348

Operating profit by segment
Magazine Papers		-85	16	-99	35	-43	31	-69	-12	-76
Newsprint		34	25	20	27	12	18	59	30	77
Fine and Speciality Papers		-13	27	20	36	-17	46	14	29	85
Converting		17	19	8	36	6	20	36	26	70
Wood Products		22	4	-23	-2	14	17	26	31	6
Other Operations		-37	53	2	33	40	40	16	80	115
Share of results of associated companies and joint ventures		8	26	14	15	-19	31	34	12	41
Operating profit (loss), total		-54	170	-58	180	-7	203	116	196	318
% of sales		-2.2	6.9	-2.3	8.0	-0.3	8.9	2.3	4.3	3.4
Gains on available-for-sale investments, net		—	—	—	—	1	89	—	90	90
Exchange rate and fair value gains and losses		5	12	—	14	-15	-3	17	-18	-4
Interest and other finance costs, net		-52	-46	-33	-45	-29	-40	-98	-69	-147
Profit (loss) before tax		-101	136	-91	149	-50	249	35	199	257
Income taxes		-2	-37	14	-38	72	-44	-39	28	4
Profit (loss) for the period		-103	99	-77	111	22	205	-4	227	261
Basic earnings per share, €		-0.20	0.19	-0.15	0.21	0.05	0.39	-0.01	0.44	0.50
Diluted earnings per share, €		-0.20	0.19	-0.15	0.21	0.05	0.39	-0.01	0.44	0.50
Average number of shares basic (1,000)		523,256	523,108	523,105	523,115	521,617	520,281	523,182	520,949	522,029
Average number of shares diluted (1,000)		525,874	525,936	524,703	524,710	522,131	523,065	525,905	522,598	523,652

Non-recurring items in operating profit. Non-recurring items in operating profit are specified in the divisional reviews on pages 5–8.
Magazine Papers		-133	—	-156	-17	—	—	-133	—	-173
Newsprint		-5	—	-5	—	—	—	-5	—	-5
Fine and Speciality papers		-36	—	-8	—	—	—	-36	—	-8
Converting		—	—	1	25	—	—	—	—	26
Wood Products		—	-10	-32	—	—	—	-10	—	-32
Other Operations		41	-5	-57	—	—	—	36	—	-57
Share of results of associated companies and joint ventures		—	—	-3	—	—	12	—	12	9
Non-recurring items in operating profit, total		-133	-15	-260	8	—	12	-148	12	-240
Non-recurring items reported after operating profit 1)		—	—	9	—	—	89	—	89	98
Non-recurring items reported in taxes 2)		-29	—	-16	—	58	—	-29	58	42
Non-recurring items, total		-162	-15	-267	8	58	101	-177	159	-100
Operating profit, excl. non-recurring items	3)	79	185	202	172	-7	191	264	184	558
% of sales		3.2	7.5	7.8	7.7	-0.3	8.4	5.3	4.1	6.0
Profit before tax, excl. non-recurring items		32	151	160	141	-50	148	183	98	399
% of sales		1.3	6.1	6.2	6.3	-2.2	6.5	3.7	2.2	4.3
Earnings per share, excl. non-recurring items, €		0.04	0.21	0.22	0.19	-0.07	0.20	0.25	0.13	0.54
Return on equity, excl. non-recurring items, %		1.1	6.1	5.9	5.3	neg.	5.6	3.6	1.8	3.8
Return on capital employed, excl. non-recurring items, %		2.7	6.4	6.5	6.0	neg.	6.1	4.6	2.8	4.5

1)	Non-recurring items in the first quarter of 2005 include net gains of € 89 million on sales of listed shares, and in the fourth quarter gains of € 9 million from the sale of associated companies.
2)	Non-recurring items 2006 comprise € 29 million relating to the decrease of deferred tax assets due to the reduction of income tax rate in Canada. Non-recurring items for the second quarter of 2005 comprise € 58 million in deferred tax assets booked on the losses made by UPM’s Canadian operations and for the fourth quarter E 16 million relating to the tax status of an associated company.
3)	Includes a decrease of € 102 million in the fair value of biological assets and wood harvested.

Changes in property, plant and equipment

€m	Q1–Q2/2006	Q1–Q2/2005	Q1–Q4/2005
Book value at beginning of period	7,316	7,621	7,621
Acquired companies	—	17	6
Capital expenditure	284	338	671
Decreases	-237	-97	-118
Depreciation and impairment charges	-540	-419	-1,049
Translation difference and other changes	-81	131	185
Book value at end of period	6,742	7,591	7,316

Commitments and contingencies

€m	30.06.2006	30.06.2005	31.12.2005
Own commitments
Mortgages	93	95	94

On behalf of associated companies and joint ventures
Guarantees for loans	14	28	18

On behalf of others
Guarantees for loans	2	2	2
Other guarantees	6	7	6

Other own commitments
Leasing commitments for the next 12 months	23	22	25
Leasing commitments for subsequent periods	107	98	70
Other commitments	68	45	61

Capital commitments

€m	Completion	Total cost	By 31.12.2005	Q1–Q2/2006	After 30.6.2006
Kymi pulp mill, rebuild	October 2008	325	—	—	325
Nordland PM3, rebuild	September 2006	85	33	9	43
Jämsänkoski PM4, rebuild	February 2007	45	—	2	43
New power plant, Chapelle Darblay	March 2007	79	28	24	27
Increase in bleaching capacity, Tervasaari	September 2007	25	—	—	25

Notional amounts of derivative financial instruments

€m	30.06.2006	30.06.2005	31.12.2005
Currency derivatives
Forward contracts	5,880	4,531	4,552
Options, bought	10	—	—
Options, written	10	—	—
Swaps	574	602	588

Interest rate derivatives
Forward contracts	2,448	1,796	2,609
Swaps	2,651	2,839	2,856

Other derivatives
Forward contracts	28	13	16
Swaps	25	44	38

Related party (associated companies and joint ventures) transactions and balances

€m	Q1–Q2/2006	Q1–Q2/2005	Q1–Q4/2005
Sales to associated companies	23	21	43
Purchases from associated companies	191	198	428
Non-current receivables at end of period	4	14	4
Trade and other receivables at end of period	13	5	21
Trade and other payables at end of period	27	78	19

Key exchange rates for the euro at end of period

	30.6.2006	31.3.2006	31.12.2005	30.9.2005	30.6.2005	31.3.2005
USD	1.2713	1.2104	1.1797	1.2042	1.2092	1.2964
CAD	1.4132	1.4084	1.3725	1.4063	1.4900	1.5737
JPY	145.75	142.42	138.90	136.25	133.95	138.44
GBP	0.6921	0.6964	0.6853	0.6820	0.6742	0.6885
SEK	9.2385	9.4315	9.3885	9.3267	9.4259	9.1430

Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2005. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group has adopted the following interpretation to existing standards to its financial statements from 1 January 2006 that have affected the amounts reported for the current period:

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions where the entity, when granting its own shares, cannot identify the goods or services received. The interpretation is effective for annual periods beginning on or after 1 May 2006. The Group early adopted IFRIC 8 as of the beginning of 2006 resulting in a charge of € 3 million in the first quarter.

Revised 2005

Operating profit for 2005 has been revised to correspond with the current reporting format. The share of results of associated companies and joint ventures, related to business operations, previously reported after operating profit, is now reported in operating profit, with an effect of income of € 12 million and € 41 million in Q1-Q2/2005 and in Q1-Q4/2005, respectively. Also from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 4-8 of the company’s annual report on form 20-F for the year-ended 31 December, 2005 under “Item 3. Risk Factors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations